As filed with the Securities and Exchange Commission on June 28, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT

NO. 2 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Royal Dutch Petroleum Company

(Name of Subject Company (Issuer))

Royal Dutch Shell plc

(Name of Filing Person (Offeror))

Ordinary Shares,

nominal (par) value €0.56 per share
(Title of Class of Securities)

780257804

(CUSIP Number of Class of Securities)

Peter Voser

Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
(011 31 70) 377 9111
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

With a Copy to:

William P. Rogers, Jr.

Cravath, Swaine & Moore LLP
Citypoint, One Ropemaker Street
London EC2Y 9HR
England
+44(0)20 7453 1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

$44,761,639,328.76	$5,268,444.95

(1)	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Royal Dutch ordinary shares to be received by Royal Dutch Shell, assuming acceptance of the Offer by all holders of Royal Dutch ordinary shares in New York registry form and all holders of Royal Dutch ordinary shares in bearer or Hague registry form in the United States, is calculated as follows: The sum of (i) the product of 1,107,326,950 Royal Dutch Ordinary shares New York registry form and a price of $28.32, which represents the average of the high and low prices of Royal Dutch ordinary shares in New York registry form on the New York Stock Exchange on May 13, 2005 and subsequently dividing such amount by two as one Royal Dutch Shell Class A ADR, which will represent two Royal Dutch Shell Class A Ordinary Shares, is being offered in exchange for each Royal Dutch ordinary share in New York registry form, and (ii) the product of 471,740,236 Royal Dutch ordinary shares in Hague registry form and a price of $28.41, which represents the average of the high and low prices of Royal Dutch ordinary shares in Hague registry form on Euronext Amsterdam on May 13, 2005, converted to U.S. dollars using the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York, and subsequently dividing such amount by two as two Royal Dutch Shell Class A Ordinary Shares are being offered in exchange for each Royal Dutch ordinary share in Hague registry form.

(2)	The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value, or $5,268,444.95

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,628,444.95

Form or Registration No.: Form F-4 (Registration No. 333-125037)
Filing Party: Royal Dutch Shell plc
Date Filed: May 18, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 amends and restates Item 12 (but no other Item) of the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on May 19, 2005 by Royal Dutch Shell plc (“Royal Dutch Shell”) as set out below. The Schedule TO relates to the exchange offer (the “Offer”) made by Royal Dutch Shell to exchange all of the issued and outstanding ordinary shares of the Royal Dutch Petroleum Company (“Royal Dutch”) on the basis of 2 Royal Dutch Shell Class A ordinary shares (the “Class A Shares”) for each Royal Dutch ordinary share in bearer or Hague registry form or 1 Royal Dutch Shell American depositary share (representing two Class A Shares) for each Royal Dutch ordinary share in New York registry form. The terms and conditions of the Offer are set forth in a prospectus of Royal Dutch Shell dated May 19, 2005 (the “Prospectus”). This Amendment No. 2 is being filed on behalf of Royal Dutch Shell.

Item 12.     Exhibits.

(a)(1)(i)	Prospectus dated May 19, 2005 (incorporated by reference to Royal Dutch Shell’s registration statement on Form F-4 filed on May 18, 2005, Registration No. 333-125037 (the “Registration Statement”).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(vi)	Form of Acceptance Form and Deed of Transfer of Royal Dutch Hague Registered Shares (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(1)(vii)	Press announcement of final proposals for the recommended unification of Royal Dutch and Shell Transport dated May 19, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on May 19, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(1)(viii)	Advertisement/ announcement made in Austria on May 19, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on May 19, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(1)(ix)	Advertisement/ announcement made in The Netherlands on May 19, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on May 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(1)(x)	Advertisement/ announcement made in Luxembourg on May 19, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on May 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(1)(xi)	Advertisement/ announcement made in Germany on May 19, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on May 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(1)(xii)	Advertisement/ announcement made in Norway on May 19, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on May 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(1)(xiii)	Advertisement/ announcement made in Canada on May 19, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on May 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).

(a)(1)(xiv)	Advertisement/ announcement made in Quebec on May 19, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on May 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(1)(xv)	Leaflet of Information for holders of Royal Dutch Hague Registered Shares (incorporated by reference to the filing made by Royal Dutch Shell on May 19, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(1)(xvi)	Leaflet of Information for holders of Royal Dutch New York Registry Shares (incorporated by reference to the filing made by Royal Dutch Shell on May 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(1)(xvii)	Advertisement published in the United States on May 20, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on May 20, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(1)(viii)	Form of Reminder Letter sent to holders of Royal Dutch Ordinary Shares in New York Registry Form (incorporated by reference to the filing made by Royal Dutch Shell on June 13, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.)
(a)(1)(xix)	Press announcement with respect to approval by Royal Dutch and Shell Transport of the Resolutions on Unification dated June 28, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on June 28, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Filed herewith as Exhibit (a)(1)(i).
(a)(5)	None.
(b)	None.
(d)(1)	Implementation Agreement dated as of May 18, 2005 by and between Royal Dutch, The “Shell” Transport and Trading Company, p.l.c. and Royal Dutch Shell (included as Annex A to Exhibit (a)(1)).
(g)	None.
(h)(1)	Opinion of Cravath, Swaine & Moore LLP regarding certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).
(h)(2)	Opinion of De Brauw Blackstone Westbroek N.V. regarding certain tax matters (incorporated by reference to Exhibit 8.2 to the Registration Statement).
(h)(3)	Opinion of Slaughter and May regarding certain tax matters (incorporated by reference to Exhibit 8.3 to the Registration Statement).

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

ROYAL DUTCH SHELL PLC

By: /s/	Peter Voser

Name: Peter Voser
Title: Director and Chief Financial Officer

Dated: June 28, 2005